

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 17, 2006

<u>Via International Mail and Fax (011-46-8-744-4394)</u>
Mr. Roland Hagman
Vice President and Group Function Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

        **RE: LM Ericsson Telephone Company
               Form 20-F for the fiscal year ended December 31, 2005
               Filed May 18, 2006
               File Number 0-12033**

Dear Mr. Hagman:

        We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Sales, page 29

1. Please tell us the nature of frame agreements and their impact on the timing and measurement of revenues and operating income attributed to each of mobile network, services, fixed networks and other operations.

Margins and operating expenses, page 30

2. Please tell us and disclose how a product mix that has a higher proportion of service sales lowered your gross margins. Additionally, please identify the significant components of selling general and administrative expenses that were subject to tight cost controls.

3. Please refer to your disclosure on page 31. Tell us what you mean by a "strong sales growth… involving significant network rollouts with long project intervals in markets with slower payment patterns." Also, tell us your revenue recognition policy for these projects.

Contractual Obligations 2005, page 33

4. Please confirm to us that the schedule includes interest payments. If not, revise the schedule to include interest payments.

Consolidated Statements of Cash Flows, page 43

5. We note that you begin your reconciliation of cash flows from operating activities with "Net income attributable to stockholders of the parent company" rather than net profit. Please tell us how your presentation complies with paragraph 18(b) of IAS 7.

6. Please tell us why it is appropriate under IAS 7 to present the subtotal line items, "Cash flow from operating investing activities" and "Cash flow before financial investing activities."

7. Please refer to the line item, "Changes in borrowings, current, net." Confirm to us that these borrowings have maturity periods of three months or less. If not, tell us why it is appropriate to report the cash flows on a net basis under paragraphs 22 and 23 of IAS 7.

C1. Revaluation of Foreign Currency Items in Individual Companies, page 47

8. Please tell us the accounting effects of the hedging of group internal transactions upon the early adoption of the amendment to IAS 39. If you recognized any internal gains/losses, please tell us the amount and the basis for your accounting under IAS 39.

C1. Revenue Recognition, page 48

9. We note that your progress billing to the customer reflects "the degree of completion of the contract." Please tell us how this degree of completion relates to your revenue recognition policy. Refer to paragraph 30 of IAS 11.

10. We that your "milestones are normally frequent, and the resulting amount in contract work in process is limited." In light of this, please tell us why your contract work in progress increased from SEK 7.3 million to SEK 12.8 million in 2005.

C1. Receivables and Customer Financing, page 51

11. Please tell us the amount of receivables de-recognized in 2004 and 2005. Also, tell us how you accounted for these receivables under FAS 140 and the basis for your accounting. We note that there is no reconciling item in the US GAAP reconciliation.

C4. Segment Information, page 64

12. In determining your primary segments under IFRS, tell us how you considered your internal organizational and management structure and system of internal financial reporting to the board of directors and chief executive officer. Refer to paragraphs 27, 28, 30 and 33 of IAS 14. Also, tell us how you determined your reportable segments under paragraph 34 of IAS 14.

13. So that we may better understand your response, please provide us the following: information:

- A chart of your organizational structure. In particular, we note from your web site that your business units consist of Access, Systems, Global Services, Transmission and Transport Networks.

- A representative set of financial reports in 2005 for a quarter and the full year as provided to the CEO and the Board of Directors.

14. Supplementally provide us a quantitative analysis of the similarities in risks and returns, as well as the long-term economic performance, of major product groups identified in the reports. Refer to paragraphs 9, 11, 13 and 15 of IAS 14. In this regard, we note dissimilarities in the major product groups within Systems in terms of market penetration and dispersion, margins, customers and underlying technologies. See pages 30 and 125-127. For instance,

- Higher proportion of service sales lowered gross margins.
- Mobile network products account for 30% of the addressable market (i.e., open nonproprietary standards),
- Fixed networks account for 10% of the global market share of the installed base, servicing mainly network operators in Latin America and Europe;
- Global services account for almost one-third of Systems' net sales and involved global service professionals in 140 countries.

C6. Expenses by Nature, page 68

15. Please tell us how this disclosure complies with paragraph 93 of IAS 1. We note that you have not separately disclosed expenses related to the purchase of materials, capitalized expenses and impairments.

C11. Intangible Assets, page 72

16. Please refer to footnote 3. Tell us why the fair values of the shares were not based on their market price on the investment date. It is unclear to us why the market price was reduced by the net present value of the dividend expectations during the three-year vesting period.

17. Please tell us how you concluded that the Systems segment is a cash generating unit that constitutes the *smallest* identifiable group of assets with largely independent cash flows. Refer to paragraphs 68, 69, 77 and 102 of IAS 36.

18. We note that you track the results of operations for each of mobile networks, fixed networks and services. Please tell us if you also prepare separate and discrete cash flow projections/budgets and forecasts for each, for comparison with actual operating results. Based on your response, tell us your basis for not separately accounting for each as a cash generating unit. Refer to paragraphs 69-71 of IAS 36.

19. Please disclose the information required in paragraph 55 of IAS 31 with respect to your joint venture with Sony. Additionally, tell us your consideration of paragraph 54, for disclosure of contingent liabilities, otherwise not included in the SEK 58 million reported herein.

C17. Stockholders Equity, page 78

20. We note herein and the cover page of your Form 20-F that you have three classes of capital stock: Class A, Class B and Class C shares, some which are held in treasury. Please revise your filing to include the disclosures required for each class of share capital.   Refer to paragraphs 76(a) and (b) of IAS 1.

C18. Post-employment Benefits, page 80

21. Absent the information from Alecta, you accounted for the collective family pension part as a defined contribution plan. Please tell us if you have a related contractual agreement that determined how a surplus would be distributed or a deficit funded. Refer to paragraphs 30(c) and 32A of IAS 19. Additionally, tell us what is meant by the "collective consolidation level at Alecta."

C21. Estimated Net Exposures by Certain Major Currencies, page 89

22. We note your statement that the negative market value (of outstanding foreign exchange derivatives) is "partly deferred in hedge reserve." Citing your basis in the accounting literature, please tell us and disclose which foreign exchange derivative transactions are accorded partial deferral versus immediate recognition in profit and loss. Additionally, tell us how the Hedge Reserve schedule on this page relates to the Hedge Reserve column on page 79.

C32. Goodwill, page 112

23. Please tell us and disclose the difference between "cash-generating unit" under IFRS and "reporting unit" under US GAAP. We note your disclosure that the impairment test under FAS 142 is similar to IFRS 3.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director